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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ---------------------------------
                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


               RESOURCES ACCRUED MORTGAGE INVESTORS L.P.-SERIES 86
                            (Name of Subject Company)


               RESOURCES ACCRUED MORTGAGE INVESTORS L.P.-SERIES 86
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      ------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Peter Braverman
                             Resources Capital Corp.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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ITEM 1.   SUBJECT COMPANY INFORMATION

         The name of the subject company is Resources Accrued Mortgage Investors L.P.-Series 86, a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114 and the telephone number of such offices is (617) 570-4600. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of October 31, 2001, there were 330,004 Units outstanding.

ITEM 2.   IDENTITY AND BACKGROUND OF THE FILING PERSON

         This Statement is being filed by the Partnership and relates to the tender offer of Sutter Opportunity Fund 2 LLC and Sutter Capital Management, LLC (collectively, "Sutter"), to purchase any and all of the Units at a purchase price of $7.50 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated November 14, 2001, and the related Letter of Transmittal (together, the "Sutter Offer"). The Sutter Offer is being made pursuant to a tender offer statement on Schedule TO dated November 14, 2001.

         According to the Sutter Offer, the principal business address of Sutter's executive offices is c/o Sutter Capital Management, LLC, 150 Post Street, Suite 320, San Francisco, California 94108.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
          AGREEMENTS

            Sutter sent a letter to the general partners of the Partnership seeking a list of limited partners to enable it to commence the Sutter Offer. The Partnership provided Sutter with such list on November 12, 2001.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

         The general partners of the Partnership believe that given the recent downturn in the hospitality industry as a result of the events of September 11, 2001, the per Unit price being offered by Sutter in Sutter Offer is at least equal to the value that limited partners would receive if the Partnership's remaining asset was liquidated and all proceeds, including existing reserves, were distributed. Accordingly, the Partnership recommends that limited partners tender their Units in the Sutter Offer. In this regard, it is anticipated that affiliates of the general partners of the Partnership that hold approximately 15.39% of the total outstanding Units will tender their Units to Sutter pursuant to the Sutter Offer. Please note, however, that the Partnership's Agreement of Limited Partnership prohibits the transfer of 50% or more of the Units in any 12 month period. Accordingly, notwithstanding the condition in the Sutter Offer that they acquire at least 50% of the outstanding Units, the general partners of the Partnership will not affect any transfers of Units in excess of 50% of the total outstanding Units. In light of this restriction, the affiliates of the general partners of the Partnership may elect not to tender all or a portion of their Units if it would cause more than 50% of the total outstanding Units to be tendered.


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         Notwithstanding the general partners' recommendation to tender Units, it is possible that the hospitality industry will experience an upward turn and/or that the Partnership's remaining asset's value will increase ultimately resulting in a greater amount payable per Unit upon the ultimate liquidation of the Partnership's asset. Further, the Partnership notes that Sutter has indicated that, depending on the number of Units it acquires, it will seek to replace the existing general partners of the Partnership with its affiliates. If this were to occur, Sutter may seek a different direction for the Partnership or its assets that may or may not ultimately enhance value. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Sutter Offer.


ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED

         None.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7.   PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

         None.


ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

         None.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a) - Letter to Limited Partners from the Partnership dated November 27, 2001.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 27, 2001


                                   RESOURCES ACCRUED MORTGAGE
                                   INVESTORS, L.P.-SERIES 86

                                   By:      Resources Capital Corp.
                                            Administrative General Partner

                                            By: /s/ Peter Braverman
                                                -----------------------------
                                                    Peter Braverman
                                                    Executive Vice President



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              Resources Accrued Mortgage Investors, L.P.-Series 86
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114



November 27, 2001


Dear Limited Partner:

         As you are aware, Sutter Opportunity Fund 2 LLC and Sutter Capital Management, LLC (collectively, "Sutter") is making an offer to purchase any and all of the outstanding units of limited partnership interest (the "Units") in the Partnership at a purchase price of $7.50 per Unit. Sutter's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated November 14, 2001, and the related Letter of Transmittal (together, the "Sutter Offer"). Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the tender, or whether the Partnership is remaining neutral.

         The general partners of the Partnership believe that given the recent downturn in the hospitality industry as a result of the events of September 11, 2001, the per Unit price being offered by Sutter in Sutter Offer is at least equal to the value that limited partners would receive if the Partnership's remaining asset was liquidated and all proceeds, including existing reserves, were distributed. Accordingly, the Partnership recommends that limited partners tender their Units in the Sutter Offer. In this regard, it is anticipated that affiliates of the general partners of the Partnership that hold approximately 15.39% of the total outstanding Units will tender their Units to Sutter pursuant to the Sutter Offer. Please note, however, that the Partnership's Agreement of Limited Partnership prohibits the transfer of 50% or more of the Units in any 12 month period. Accordingly, notwithstanding the condition in the Sutter Offer that they acquire at least 50% of the outstanding Units, the general partners of the Partnership will not affect any transfers of Units in excess of 50% of the total outstanding Units. In light of this restriction, the affiliates of the general partners of the Partnership may elect not to tender all or a portion of their Units if it would cause more than 50% of the total outstanding Units to be tendered.

         Notwithstanding the general partners' recommendation to tender Units, it is possible that the hospitality industry will experience an upward turn and/or that the Partnership's remaining asset's value will increase ultimately resulting in a greater amount payable per Unit upon the ultimate liquidation of the Partnership's asset. Further, the Partnership notes that Sutter has indicated that, depending on the number of Units it acquires, it will seek to replace the existing general partners of the Partnership with its affiliates. If this were to occur, Sutter may seek a different direction for the Partnership or its assets that may or may not ultimately enhance value.



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EACH LIMITED PARTNER IS ENCOURAGED TO CONSULT WITH HIS OR HER OWN FINANCIAL
ADVISOR IN DETERMINING WHETHER TO TENDER HIS OR HER UNITS IN THE SUTTER OFFER.

         If you have any questions regarding the information set forth in this letter, please contact the Partnership's information agent, American Stock Transfer & Trust Company at (877) 777-0800 ext. 6890.


                                   Sincerely,

                                   RESOURCES ACCRUED MORTGAGE
                                   INVESTORS, L.P.-SERIES 86